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Craft Beer
Debellation Brewing Co.

Brewery

822 Longwood Dr
Richmond Hill, GA 31324
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Debellation Brewing Co. previously received $182,300 of investment through Mainvest.
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THE PITCH
Debellation Brewing Co. is seeking investment to expand Mezzanine Deck Build.
BUSINESS OVERVIEW

"Like the Norse Vikings before us and in our family lineage, Debellation Brewing Co wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish." Debellation Brewing Co will be the only craft beer brewery based in the city of Richmond Hill, Georgia with no other brewery within a 20 minute drive. We are situated in full view of Interstate 95 off exit 90 where millions of cars drive by every month. Come drink beer worthy of the Gods! SKOL!

Debellation Brewing Co. is the only craft beer brewery based in the city of Richmond Hill, Georgia. The Company specializes in producing delicious new-styled Craft Beer. Debellation Brewing is offering a range of craft beers with unique flavors that are in demand among consumers. The Company's management is extensively experienced with expert craft beer making knowledge, understanding consumer preferences and working with a particular goal to satisfy their customers by introducing innovative flavors in the Craft beer industry. We also have food trucks here daily!

Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish.

Why Debellation Brewing Co?

No local brewery in the city of Richmond Hill

Extremely experienced owners with proven experience of over nine years. Their prior knowledge of restaurant ownership is also an asset when they bought a struggling 1100sf Irish Pub in 2016 with $220k in annual gross revenue and transformed it into a 4000 square feet Irish pub with roughly $1.25 million in annual gross revenue by 2019. This additional local business will also allow Debellation Brewing Co. to take benefit of their built-in customer base right from the start, an advantage over many other brewery start-ups.

The community of loyal customers is desperately waiting for the launch of Debellation Brewing

Debellation Brewing Co strongly believes in unique flavor combinations and aims to introduce unique products to exceed the expectations of beer consumers.

Prime Location with several hotels, motels and gas stations in the immediate vicinity.

Business Model: Debellation Brewing Co. will be operating as a producer and retailer. The Company's activities will involve the following:

Production: As a producer of top-notch craft beers, Debellation Brewing Co. will work with external suppliers to buy quality raw material to produce

premium craft beers.

Distribution: The Company anticipates that 90% of its sales will occur through a retail location with sales of craft beer, growlers, canned beer and merchandise. The remaining 10% will be the distribution of kegs to retail locations. These numbers will undoubtedly change as the production brewery expands in the future.

In addition to that, Debellation Brewing Co. aims to generate strong demand through exceptional marketing strategies and through the introduction of unique products in the industry.

Phases:

Phase I: Debellation Brewing Company will initially start operations as a small microbrewery that will have a three-barrel brewhouse with an average of 200-500 barrels a year produced. It will sell beer flights to its guests, pints, growlers and growler fills, cans of beer to purchase for home consumption and merchandise for gifts or souvenirs.

Phase II: In the second phase, Debellation Brewing will expand into a 7-10 barrel brewhouse utilizing open space adjacent to it within 3-5 years.

LAYOUT
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INTENDED USE OF FUNDS

We are currently seeking investment to build an upper observation deck above the bar inside the taproom to accommodate more guests and to give them the bird's eye views of the brewery and taproom. Later this year, we will possibly offer another investment opportunity to expand our patio and close it in for usable space.

Exceeded sale projections each year since opening
Additional space for guests needed
Sales outpacing beer production
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THE TEAM
David Goodell
CEO and Brewer

Mr. Goodell is a retired Army Commissioned Officer turned brewer and has experience-based knowledge; he has always been a self-motivator and accomplished every goal he set out to pursue throughout his career. His professional interests focus on building a successful business through the production of high-quality craft beer, where he has over six years of hands-on experience. Mr. Goodell has won back to back 1st place awards in the annual Domras Cup Beer Homebrewers Beer Competition for 2019 and 2020. His knowledge of brewing, restaurant ownership, marketing, I.T. and military leadership experience allow him to be successful at any business he chooses to run and operate.

Teresa Goodell
General Manager

Mrs. Goodell is the General Manager of Debellation Brewing Co. Teresa is also a military Veteran! She is a highly motivated individual who excels at whatever she does. She has been preparing and researching for this venture for the past few years co-running their prior restaurant, learning HR, staffing and payroll. Her strategic planning and execution make her well suited to lead the Company as 2nd in command!

Updates
AUGUST 25TH, 2023
Moving up again!

A few months ago, we were ranked in the state at #45, and the year prior #57. Now we have bumped up a couple more to #43. Slow and steady wins the race! Onward to TOP 20! We are still #2 in the Savannah market. To see the entire list, see link below. Thanks to all our guests, supporters and regulars!

https://brewerystars.com/georgia-brewery-rankings/

Investor Exclusive
JULY 31ST, 2023
Q2 2023 Update

Hey everyone! Let's discuss some great strides with this quarter! Quarter 2 of this year (APR-JUN) was about $10,000 better than last year! We love

the positive growth in revenue and of course, growth in guest visits. Visits are also on the rise and we love it. So much so, that we are now about to finally build that upper mezzanine deck. We have our approved architecture drawings completed and are now able to pull the building permit this week! Looking to have that project completed in August sometime. That extra space allows us to have more guests and also to be used as a semi-private event space. It also gives our guests the birds-eye view of our taproom and brewing areas.

The next accomplishment this quarter is our purchase of another fermenter! Now we can brew more beer than before which will allow us to start small scale canning of 4 and 6 packs to be sold out of the taproom, and eventually, the 2 local liquor stores. Slow and steady wins the race.

Next, we have our Federal approval for the brewpub license which will allow us to sell wine, cider and more. We are about to submit our state level paperwork and then we are good. Hope to have that done also in August. Another great benefit of this brewpub license is that it will allow us to have our own beer festivals. Locally, another brewpub does this once a year with 15-30 breweries attending so now, they won't be the only one hosting this! We anticipate a beer festival will get us even more exposure and increased guest visits. After all, who doesn't crave a beer festival where you can drink all the beer you can handle with the price of one admission? It'll also foster beer collaborations with other breweries.

Guess what? Last year we were ranked #57 of 163 breweries in Georgia in our first year if you recall, and this year, we have moved up to #45! Gotta love the steady climb. We are also ranked #2 in this market of 8 breweries! It'll be hard to knock off the #1 in this area but we care more about moving up in state rankings. The #1 here in this market is Two Tides. They are pretty dang good too. But like us, they blaze their own quirky path and have the support of their locals. So do we. And we have YOU.

Finally, we are now planning the next renovation to our property to be a proper venue with the ability to host weddings, formal events, concerts and more. Things like a beautiful grassy park area with an outdoor stage suitable for shows, weddings, and other events along with finishing the paving that will add more parking spaces and eliminating the gravel areas. More on that later. Looking to start on that around the end of 2023 to early 2024.

As always, we appreciate each and every one of you who have invested with us and especially those of you who have invested more than once! You truly believe in our vision and we are fulfilling those goals. With perseverance, we will continue to grow and expand as our customer base also increases. Until next quarter....

Dave Goodell

Master Brewer and CEO

APRIL 20TH, 2023
4Q/22 & 1Q23 Update!

Hello everyone!

Somehow, we forgot to do the 4Q 2022 update so we will address that now along with 1Q 2023. We apologize for that error. In the 3rd quarter update if you recall, we estimated our gross earnings for the year to be $570k-$600k. Well, gross revenue for 2022 was $569,734! So, we got there just about $570k, shy by about a mere $270. We will take it! That was about $55k more than our business plan sales projections for year 2. The 4th Q 2022 sales were $111,324. In other news of the 4th quarter 2022, our glycol chiller finally died. We had to order a new one and it arrived in mid-January. The glycol issue slowed down our brewing capacity so with the new one now in full operation, we anticipate higher volumes and sales. This chiller is much bigger and can handle future expansion with more fermentation tanks. On to the 1Q 2023 updates.

In the 1Q23, we changed our admin from Christine (my sister) to my 2nd in command, Teresa who is the co-owner and my wifey. Christine had to step away to attend to family and Teresa happily filled the slot and is doing a fantastic job. Sales. Gross sales for the 1Q 2023 were up to $125,252. This is slightly less that 1Q 2022 because the Savannah St. Patrick's parade pulled a lot of people this year. We are confident we will again meet or exceed our projections for 2023 over 2022. How we plan on doing that are multi-faceted. First, we have recently added a playground on the property and since that time, sales have gone up with the number of families visiting us. The recent family day was a huge success! Secondly, we are about to start building our upper deck area in the next few weeks which will give us an additional 400sf of space for guests. The drawings for that upper deck are with the architect and when approved, will be given to the city so we can begin. There is currently and ongoing round here on Mainvest with us that will cover those costs and get us one more fermentation tank. If you wish to invest in that round, you have another 30 or so days to do that. Third, and this is the most exciting part; we are getting a license to sell other alcoholic beverages such as ciders, wine and mead. This will allow us to generate even more revenue and as a result, pay investors off that much faster and grow bigger. We are eyeing the adjacent property to move our brewing operations and canning/packaging to, and use the existing building for a bigger taproom. We will update on that endeavor as we near the end of 2023. Our beer sales have grown to almost maximum capacity so expansion and growth is inevitable. The property next door would allow that growth to include more parking and space for an improved venue for weddings, larger events, and more. Clearly, guests are loving our beer and we see huge growth in the coming years! Exciting! And we have you to thank for that! Your investments have allowed all of this to flourish and we couldn't be happier!

Also, we are nearly done with those waiting for their perks and we appreciate the patience on that. Those of you waiting will see those in the coming weeks. We didn't expect it to take this long but we had lots of repair costs eat up our budget last year so it was sporadic getting them out. Again,

thanks for your patience.

Dave Goodell

Owner/Master Brewer

Investor Exclusive
OCTOBER 23RD, 2022
Q3 2022 report

Hello!

This 3Q for 2022 was slightly less than 2Q and we can confidently say that this was in large part due to the economy. Our Harvest Host RV guests dropped off during Q2 and Q3 due to gas prices and the heat. Each of those guests contribute an average of $40 and that was a large chunk of revenue we did not receive. However, it's cooler now and gas prices are lowering so our RV numbers are trending back up as those in the north migrate down to the south. Despite that, we managed to nearly match the 4Q 2021 gross sales in 3Q 2022 which says alot about our success. During the worst economic time of the year in this uncertain economy, the support for Debellation Brewing by locals stayed strong. We estimate nearly $$570,000 - $600,000 in gross sales by the end of 2022. Given our last 3 Q's numbers, we are about $430k. If we can manage to eek out $50k in the last 3 months of 2022, we will be close to our goal! If you recall when we were doing our capital raises here on Mainvest, in our business plan posted up, we forecasted a year 2 gross sales of $516k and we will certainly beat that! are certainly on track to exceed that by $60k-$80k! We wish to again thank you all for your trust and support with your investment. On a final note, we have been catching up the perks owed to some of you and hope to finalize that in 60 days. We really do appreciate the patience in this. After our loss of the head brewer, I took that role on in addition to many others so I fell behind on some tasks. The recent hiring of my sister Christine as our admin manager is helping us tie up the loose ends. She has certainly been a valuable asset to our team and we love having her with us! Additionally, we have recently partnered with South Magazine for additional exposure and hope this helps us reach a bigger audience. We also were voted for the 2nd time one of the best breweries in the South and had the #2 bartender! This says alot when we are a brewery and the other contenders were actual bars and restaurants! Our brewery was the only one that made the cut! See the link below for more on that! Until next time, Skal!

https://www.southmag.com/debellation-brewing-co-richmond-hill-ga/

https://www.southmag.com/and-the-meat-grinder-goes-to/

More is posted to our website! Enjoy and thank you for supporting us!

Dave Goodell

Investor Exclusive
APRIL 8TH, 2022
ONE YEAR!

Wow! What a year! First, let's discuss what has been the issues. Perks. These have been slow to get out because in November we lost Dave Greene our head brewer due to Crohn's disease. He reluctantly stepped down and we understood why and we hope he can manage that and get back into the brewing industry. But don't fear, the owner Dave knows how to brew as well and has been doing a terrific job in Greene's absence. That was our second issue. Being a one-man operation isn't easy and involves 7 days a week with no days off constantly brewing, marketing, payables/receivables, payroll and so much more. Other than that, the brewery has been barreling forward which brings us to the good stuff. Each quarter has been better than the previous one since opening. March 2022 set a new record of gross sales of over $65k! That's twice the average of the first few months in 2021. When we set gross sales projections for the first year, we anticipated roughly $390k in gross sales. From April 8th 2021, to today one year later, we grossed approximately $509k! WOW! We are looking to exceed that for the next year to over $600k. We are now looking to purchase 1 or two additional fermenters to increase our production and that should get us to our goal. the 1st QTR of 2022 will be submitted to Mainvest soon so watch for it! Tomorrow, we are finally getting our wood flooring installed, further enhancing our taproom to an ever more gorgeous place to enjoy our ales. Another thing for all of us here to be proud of is our recent rankings in Georgia. Of the 8 breweries in the Savannah area, we were #2! Quite an accomplishment having only been open under a year! They also ranked us #55 of all breweries in the state of Georgia of the 157 now operating. What a great place to be! Better than 2/3rds of all breweries! That said, we are hoping to take home some beer awards this year to further our accomplishments and get us raked even higher and increase traffic to our wonderful brewery. All of this could not have happened without YOU. You trusted your investment with us and we made sure to make good on that. We want you to be proud of this investment and hope you will consider it again in the future should we need it. Again, thanks for trusting us and hanging in there with perks. We haven't forgotten and will make sure those get done ASAP. If you are in the area this weekend, swing by and visit us!

https://brewerystars.com/savannah-georgia-brewery-rankings/?fbclid=IwAR2VzPEIXEidzlSvEMhFn43Zl_w6ap7mKznI6pb-WnH_M9wkd12jm1NVuhQ

NOVEMBER 7TH, 2021
Best of Georgia Nominee!

One of our amazing guests apparently nominated us for Best of Georgia Breweries, so if you agree, please click link below and VOTE FOR US! Let's get the WIN! A win will get us more publicity, guests and ultimately, more revenue that is passed on to YOU, our awesome investors! Thanks for your support!

https://www.gbj.com/best-of/vote/food-drink

Investor Exclusive
OCTOBER 18TH, 2021
Thanks for all your support!

Hello!

We had another good quarter! A few things to report are as follows:

1st, we have recently partnered with Harvest Host which allows RV's and travel trailers to stay overnight with us. Having an average of 4-5 each night generates about $30 in revenue for each of them daily with zero cost to us as a brewery. This is great for our bottom line and gets us exposed to tens of thousands of other members in their app and website! They started staying here in September and we had 75 stays. We have already reached that for October! Definitely staying busy here!

2nd, we are gathering up the remainder of perks for those who have not received theirs yet. We really appreciate it as we only have 3 people working here, brewing, bartending and doing everything generally. So were have been crazy busy. But we have recently hired an additional bartender so we look to catch up perks very soon.

3rd, in the new edition of the prestigious South magazine, readers have voted us one of the top breweries in the Southeast! That is HUGE for us and an honor to be featured in that magazine. Check it out in link below and you can order a copy from them too. https://www.southmag.com/bar-crawl-2021/

Finally, thanks for believing in us! We are doing well and hope we are making you proud (and some ROI!).

Skal!

The staff at Debellation Brewing!

Investor Exclusive
JULY 6TH, 2021
Hello everyone! Update!

First I want to say thank you all for believing in us! We finally were able to officially open in April on the 9th and have been trucking ever since. We did experience a few hiccups along the way but we were able to adjust and conquer them! One was running out of beer on day 12! The good side was we sold nearly everything we made which was 14BBLs (28 kegs) of beer! The downside was not being able to brew to replace it because our supplier got us our grains 8 days late. Add to that the time it takes to get beer from grain to glass and we were sitting on our hands selling beer without backups. However, we caught up quickly and the demand never stopped.

Over the 3 months in Q2, our sales steadily increased as we had hoped but not quite where we want to be. The main reason was lack of food trucks. Not that there aren't any, but because the city of Richmond Hill requires any food truck doing business in the city to have a food permit and inspection from DPH. When we opened, there was only 1 locally permitted food truck. Now we have a few more. And more are applying. When food trucks are scheduled which has been sporadic since Savannah gobbles them up, our sales skyrocket as you might guess. That said, we now have a taco truck every Thursday and working on more to fill the other days. It's just a matter of getting the trucks inspected and paperwork done. It'll get there. When we do not have food trucks, we do have some limited food to hold people over like pulled pork sandwiches, brats, dogs, nachos and a couple other things. Food is key at breweries if you want people to stay and spend more. We are confident that we will see a dramatic increase in sales directly related to the increase of food trucks. The other great thing as investors are concerned is that it costs us ZERO to have them here. So sales increase at no cost to us. We just keep the beer flowing. With this in mind, we should soon see regular monthly increases of gross sales grossing $40k+, which keeps us on target with our business plan forecasts.

Switching gears, the perks have been a little slow in getting out to you and we apologize. This is because of the unexpected costs along the way during and after buildout. Things like costly cooler issues requiring HVAC repairs, added electrical installs to facilitate the new keg washer, and AC issues plaguing our taproom during the heat. However, we now have those issues worked out. Each week, we get more streamlined and smoother, which equates to increased profits and a very bright future. We have been putting out new beers every week just to keep up with the demand but that's a good thing. If you check us out on Untappd, you will see all of the beers that have been listed. But we digress. The perks should start rolling out soon as we get caught up on volume and accounts payables. We appreciate everyone's patience and thank you for your trust in us!

Finally, looking forward, we hope to acquire 2 more fermenters to increase volume for local distribution and increased volume in the taproom. We

are filling all 4 of ours as fast as they are emptying! We will also be installing a small 2BBL system for sours in the coming months. That's another reason to get 2 more fermenters. Smaller 3BBL FV's shouldn't cost that much and won't require a loan or investment. Our cash flow by summer's end should allow us that purchase but we will update you when we know we can. For now, we are just brewing like crazy and are entering 2 beers into the Great American Beer Festival which is the gold standard for breweries to want to win awards at. Winners will be announced in September. Wish us luck!

We will be uploading our docs and numbers this week and we know you will be pleased thus far! Again, thanks so much for believing in us and we won't let you down!

From Dave the owner, his wife Teresa, Dave the Head Brewer, and beertender Loki Lee, we thank you all and hope to meet everyone of you at least once!

Skal!

Dave Goodell

Investor Exclusive
APRIL 16TH, 2021
Ribbon cutting!

The Richmond Hill-Bryan County Chamber of Commerce invites you to attend the Grand Opening and Ribbon Cutting Ceremony for Debellation Brewing on Friday April 16, 2021 at 4:00 p.m. The Ribbon Cutting will take place at Debellation Brewing located at 822 Longwood Dr, Richmond Hill, GA.

Chamber members and their guests are invited to enjoy an evening of congratulating

Debellation Brewing on their Grand Opening and Welcoming them to the RHBC Chamber.

"Debellation Brewing is about to open with wonderful, crafted beer in the Low Country, based in Historic Richmond Hill, Georgia. The founders of Debellation Brewing Company are both military veterans, who will always honor the men and women of our military, police, fire departments, and first responders. Why a Viking Theme? The founders trace their name and lineage back to Norway by way of England and Ireland. Like the Norse Vikings before us in our family lineage, Debellation Brewing Company wants to leave its mark on the world with our beers.

Discovering new styles and flavors of beer using locally sourced ingredients when possible, to craft a delicious beer that people truly enjoy, is what we strive to accomplish. When you stop by, Raise your glass, pronounced Say "skål!" (pronounced "skoal") with gusto. The word skål itself has origins made misty over time. Some claim that the term has a root in the skulls of the vanquished, from which Viking warriors would drink to celebrate their victory. But this grisly story, is surrounded in myth with little facts. Historians believe it actually means "CHEERS!"

Debellation Brewing Company is located right off Interstate I-95 at Exit 90 at 822 Longwood Drive in Richmond Hill. Stop by, make our acquaintance and enjoy our craft. We would love to meet you."

Investor Exclusive
APRIL 12TH, 2021
FINALLY OPEN!

We are now OPEN DAILY at noon! Our initial opening last weekend was a HUGE success! If you are in the area or will be, come enjoy some great locally crafted beer and play while you're at it! We have cornhole, foosball, darts, ping pong and even board games! Nintendo and old school video games coming soon!

http://facebook.com/debellationbrewing

APRIL 6TH, 2021
VIP event

Hello!

We have emailed out everyone yesterday but if you did not get it, check your spam box. The email contained the below info:

We finally have our VIP event for shareholders, sponsors and investors scheduled for this Thursday from 5-9pm! There will be live music from Seldom Sober, an Irish duo, as well as food catered for you to enjoy on us and some free tastings of our beer before the general public gets to try it. Additionally, you will be able to pick up your perks while you are here. Most everything is in to give to you but some are still being worked such as the pressurized growlers. The hats, tees, glass growlers and 90% of the skull mugs are completed. If you have a level that gets the bar stool, those are also not quite ready and we hope to get our wall of Vahalla back by then to hang in the brewery. In any case, if there are items not given or ready,

we will have that list working and will notify you when completed. For those who live outside this area or in other states, we will be shipping your perks to you soon. If you cannot attend but will be swinging by later, we can hold your perks here until you are ready to pick them up. Therefore, please reply with RSVP for this Thursday by Wednesday at 5pm. This event is closed to the public and you may bring a +1. It will be catered as well.

Otherwise, we will be having a grand opening on Friday, April 9th starting at 4PM. The City of Richmond Hill & Chamber of Commerce will do the ribbon cutting at 4PM and at 6PM, ROCK 106.1 will arrive to do their LIVE broadcasting here followed by live music by the rockabilly band Crooked Pointer from 7-11p with cornhole and other events occurring throughout the evening. We hope to see you at one or both events but that said, WE ARE FINALLY OPENING!

APRIL 3RD, 2021
Opening next week!

Getting closer to opening which will be next week! On Monday we will update with details on the opening and the VIP event. All of you here who are investors are invited to the VIP opening which will be on Thursday from 5:00 to 8:00 but closed to the public. That night will be just for you so you can come in try the beers before everyone else, pick up your perks and hang out and get to know other investors and sponsors. There will be food and live music as well. Look forward to all the details in an email forthcoming later this weekend! We appreciate everyone who has helped us get to the finish line!

MARCH 31ST, 2021
So shiny...

Floors are almost done! So shiny!

MARCH 30TH, 2021
Kegging this week- prep for opening

This week we are kegging 14 BBLs of delicious beer in preparation for opening potentially on April 8-9. Although we still have some decor and loose ends to tie up, we should be ready by then. We will announce the official date later this week. This means that all of you investors will have a private event the day prior to receive your perks, check out the digs and sample some beer before the general public gets to! We really appreciate all who have helped us get this far! That said, this final small round will be closing in a little over a week so we hope to reach our goal and get some much needed funds for our next beer batches, payroll (we are working without pay) and to prepare for opening. The delays caused by red tape and bureaucracy stretched us really thin. Should have opened in early March but here we are. In any case, the opening day will be soon and hope to see all of you there or soon after! For those out of the area, we will be shipping your perks to you unless you are picking up. See you soon!

Skal!

MARCH 23RD, 2021
All fermenters are now full!

We have all fermenters filled! This means we will have 7 beers to offer at our grand opening! But we need your help to get us there! This is our last round for a long time, if we ever do one again. Perhaps with our growth we may consider another to help us grow bigger in the future. Our target is $10k. Our cash flow is critical due to unexpected delays of licensing and inspections. With your help, we can resume payroll, pay upcoming rent and utilities and order next batches ingredients! Thanks to everyone who has invested already!

MARCH 18TH, 2021
We are brewing!!!!

Our first beer is mashed in! It is a Viking recipe called Sahti. Sahti is recognized as one of the oldest continually brewed beer styles in the world. It is an unfiltered, unpasteurized, top fermented beer with a cloudy disposition; brewed with additions of juniper berries and branches. In the 1930's, a sunken Viking ship was discovered off the coast of Norway. In the ship were wooden barrels of a 9th century design, thought to have contained Sahti. This find seems to corroborate earlier barrel remains and Sahti residue found on a Viking burial ship at Oseburg, Norway in 1904. Over the next several days, we will have all the beers into the fermenters! Perfect day to start! 🍀

SKóL!

MARCH 10TH, 2021
Waiting to brew!

We have passed our inspections and are now waiting for our state license to be able to brew and that should be shortly. We have already received our city license. In the meanwhile we are tidying up and getting The tap room ready in preparation for opening sometime at the end of March or early April.

FEBRUARY 21ST, 2021
Today's FB Livestream Update!

Updates on the brewery and Q&A today at 4PM for anyone with questions! Will Live stream, field your questions and and show you in real time what the brewery currently looks like.

https://www.facebook.com/events/962788774254977

FEBRUARY 21ST, 2021
Check out our mural in progress!

Dean Deck has been working on this custom mural we wanted as a backdrop for our brewery! Wow!

FEBRUARY 19TH, 2021
Final inspection passed!

Final city inspection passed! Big thanks to Norwood Construction Savannah Electric & Construction, Platinum Concrete, Atlantic Coastal Equipment, LLC., Grove River Machinery, Jay and his plumbers, City Of Richmond Hill, Rich McGuire (HVAC), and all those individuals who have come in to assist with the build! What happens now? We still need approval from the GA ATF and GA Dept of Agriculture which should be soon. Then we brew beer! Meantime, we are still working on the inside and outside decor in preparation for the opening in March. Details on the opening will come soon!

FEBRUARY 16TH, 2021
Brewhouse installed!

The fermenters and kettles have been moved into place! This week we will be setting it up for testing. Almost there!

FEBRUARY 13TH, 2021
Update on brewery!

On February 14th at 4PM, we will host a livestream for everyone to catch up on current state of the brewery! Join us!

https://www.facebook.com/events/148810136976910

FEBRUARY 6TH, 2021
Next Update Livestream!

Updates on the brewery and Q&A for anyone with questions! Will Livestream, field your questions and and show you in real time what the brewery currently looks like. Join us at 4PM EST!

https://www.facebook.com/events/157894485987066

FEBRUARY 4TH, 2021
Perks!

Did you know you get some really awesome perks when you invest with us? Probably the best perks you ever received from an investment here ion Mainvest. To see them all, see our website! If you have already invested but not given us the info for your shirts, hats and engravings, please email us at debellationbrewing@gmail.com. Your investment corresponds with the levels you see there. You can also invest more and we will combine them into one. If you are on the fence and watching, whatcha waiting for? Join our family of Vikings!

SKOL!

http://debellationbrewing.com/join

FEBRUARY 3RD, 2021
More updates

We got the sheetrock people in there now doing the sheetrock since the electrical was pretty much wrapped up and hopefully next week we're going to do our final inspection

FEBRUARY 1ST, 2021
More updates!

Final electrical inspection will.be Wednesday and today the parking lot is almost finished. Tomorrow they stripe it. Drywall will be done by week's end too. It's all coming together now....

JANUARY 25TH, 2021
Update!

All electrical will be completed within about 3 days and ready for inspection. The parking lot is being resurfaced and expanded as we speak and will also be ready by Thursday. We have some minor plumbing to be finished at the bar later this week and the AC systems for the cooler and glycol machine will be finished by the weekend. Lots of stuff happening as we are nearing completion of Richmond Hill's first and only brewery! More updates will be posted this week with pics! With that being said, we will be submitting more more small round of investment for those who would like to add to their existing investments or those who have been watching us. A HUGE THANKS to those who have the trust and backing of our brewery. We really appreciate all the love and support from all over the country! For those who have invested, your perks are almost ready! Watch for that email soon on the private event for that with tastings! For those farther out, we will be shipping your stuff to you! Please email us if you have not received the email on that. Email is debellationbrewing@gmail.com or see our website and social media.

JANUARY 15TH, 2021
Livestream update this Sunday!

Updates on the brewery and Q&A for anyone with questions! Will Live stream, field your questions and and show you in real time what the brewery currently looks like.

https://www.facebook.com/events/421212025787554

JANUARY 5TH, 2021
Moving faster now!

Bar is built (minus finished top slab) brewery separation wall done (waiting for glass and drywall) and bathrooms are underway. Paint for ceiling is tomorrow and electric soon after. Getting closer to opening!

JANUARY 2ND, 2021
Livestream Brewery Update!

This Sunday at 3pm, join us for a livestream as we give you updates on the progress of the build and other tidbits!

https://www.facebook.com/events/161720591971706

DECEMBER 28TH, 2020
Like perks?

If you are considering investing, please know we have the best perks you'll ever get with any investment! To see what perks you get, see our link below and the perks correspond to your investment! Cool stuff!

https://www.debellationbrewing.com/join

DECEMBER 27TH, 2020
Plumbing inspection done

Plumbing completed and passed inspection. Tomorrow we pour concrete back into plumbing cuts and prepare for electrical and bathroom renovations.

DECEMBER 16TH, 2020
Next livestream update Dec 20th

Updates on the brewery and Q&A for anyone with questions! Will Live stream, field your questions and and show you in real time what the brewery currently looks like.

JOIN US!

https://www.facebook.com/events/144658637411189

DECEMBER 1ST, 2020
Next Livestream update Dec 6th 3PM

Updates on the brewery and Q&A for anyone with questions! Will Live stream, field your questions and and show you in real time what the brewery currently looks like. Click link below for event details on Facebook.

https://www.facebook.com/events/784124359114715/

NOVEMBER 26TH, 2020
Happy Thanksgiving!

May your feast, family and friends be plentiful! Hope everyone is having a great holiday. Keep those deployed, on call and working elsewhere in your prayers if they are away from you.

NOVEMBER 11TH, 2020
Happy Veterans Day!

Just wanted to say Happy Veterans Day to all of you who had the courage and strength to raise that right hand, swearing the oath to defend this great nation. And let us not forget those who made the ultimate sacrifice in doing so. Honor and cherish them always. Reach out to a lonely veteran and let them know how much we appreciate them. From this veteran to you and yours....thank you.

NOVEMBER 10TH, 2020
Correction

Today was supposedly the last day but in fact you have until Wednesday Nov 11th to invest with us. The perks associated with your investment are also still in play.

NOVEMBER 9TH, 2020
Last day!

Tuesday November 10th is the last day you can get in on this great investment with perks you won't find on any other business on Mainvest! Just take a look at our website for the perks that go along with your investment! Add to your current investment, or get a friend to join you! http://debellationbrewing.com/join

NOVEMBER 9TH, 2020
Goal reached!

Thanks to all of you who have chipped in to get us to our minimum of $50k! You still have until tomorrow to add to your investment or share with anyone else who wants to invest! Watch for updates later this week for our livestream!

NOVEMBER 5TH, 2020
6 days left!

We are nearing the end of our offering and if you have been wanting to add more or have been just watching, now is the time! Help this veteran owned and operated brewery get to its goal! We have a couple of larger investors getting ready to chip in so get in on this 1.8X ROI while you still can! a HUGE thanks to each and every one of you who has already trusted us with your money. It's going to pay off nicely for all of us! SKOL!

~Dave and Teresa

NOVEMBER 4TH, 2020
Q&A with DBCO tonight at 6PM!

Tonight is another brewery update livestreamed from our FB page! Watch it to see what's up with us so far! Updates on the brewery and Q&A for anyone with questions! Will Live stream and field your questions about the brewery, our plans going forward, investments and show you in real time what the brewery currently looks like. Starts at 6PM! Join us!

https://www.facebook.com/events/681618516117347/

OCTOBER 30TH, 2020
Brewhouse has arrived!

Big thanks to Adam, Freddie, Brian P, Brian R, Eric and Teresa for all the help with the unloading of the brewery equipment from the truck! Also special thanks to Grove River Machinery down the street for providing the forklift (thanks Marisa!).

OCTOBER 28TH, 2020

ZOOM meeting tonight

anyone attending the ZOOM video tonight at 6PM, link below:

https://us05web.zoom.us/j/86254076392?pwd=TkRLME1aZlV0TzlpelI4OEk1aU44QT09

meeting ID: 862 5407 6392

passcode is skol!

If you do not have the app installed, please do that prior to the meeting. We will discuss the brewery status, show the brewery as it is now and more. Link is also posted on our website and FB page.

OCTOBER 27TH, 2020
Q&A with Debellation Brewing!

Update and view of the brewery before we get started. Will Live stream and field your questions about the brewery, our plans going forward with status updates, remaining investment opportunities and we will show you in real time what the brewery currently looks like. Then we will update the progress as we move forward weekly. Starts tonight on our FB page and for those not on social media, we will have a ZOOM call later this week! For those on FB, see link below for the event tonight! Hope to see you in the livestream!

https://www.facebook.com/events/649655262419855/

SEPTEMBER 28TH, 2020
Final floor plan layout

Architectural drawings completed! Now we will have our contractors pull some permits! Big thanks to Barnard Architects and Blackburn Electrical Engineering! Ready to get building this thing! To see the layout, check out our link below.

https://www.debellationbrewing.com/thats-whats-up/2020/9/25/plans-update

SEPTEMBER 25TH, 2020
Plans update

Our building plans are completed and we are reviewing them over the weekend. Pending changes, we will forward them on to our contractors and pull permits to build! Progress!

SEPTEMBER 11TH, 2020
Architect update

Just wanted to give a shout out to Barnard Architects who are doing our brewery plans along with Blackburn Electrical Engineering. They did our drawings for the last location and will now be revising for our new location. Looking forward to showing you all their professionalism all drawn up! Will post up when we are ready! Once those are done, our contractor will pull permits and the build begins! So pumped!

SEPTEMBER 4TH, 2020
Norwood Construction is our contractor!

Big shout out to Norwood Construction! They are doing the build in our brewery! Once our architect has finished the updated plans, they are pulling our permits and then we are rolling! Looking forward to their expediency to get us up and brewing! Updates to follow!

Skol!

SEPTEMBER 2ND, 2020
Perks!

Did you know you get some really awesome perks when you invest with us? Probably the best perks you ever received from an investment. To see them all, see our website! Join our family of Vikings!

SKOL!

http://debellationbrewing.com/join

SEPTEMBER 2ND, 2020
Lease is SECURED!

We have secured the lease for our building today and now have keys! Norwood Construction will be handling our build once the architect is done with our plans. Looking forward to sharing the drawings with all of you soon! Should be in 2-3 weeks. SKOL!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
increased material costs of architects plans $18,650
Mainvest Compensation $1,350
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $567,000 $781,893 $923,416 $1,090,486 $1,280,868
Cost of Goods Sold $88,000 $116,000 $159,000 $189,000 $221,000
Gross Profit $479,000 $665,893 $764,416 $901,486 $1,059,868

EXPENSES

Operating Expenses $282,000 $361,000 $491,000 $549,000 $629,000
Operating Profit $197,000 $304,893 $273,416 $352,486 $430,868
This information is provided by Debellation Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $20,000
Maximum Raise $25,000
Amount Invested $0
Investors 0
Investment Round Ends November 10th, 2023
Summary of Terms
Legal Business Name DEBELLATION BREWING CO.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.5×
Investment Multiple 1.25×
Business's Revenue Share 0.7%-0.9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2029
Financial Condition

Quarter 2 of this year (APR-JUN) was about $10,000 better than last year! This current quarter isn't yet finished but we are on track to match last year's earnings as well as the year to date. The 3rd quarter is typically the slowest quarter of the 4. That said, our permit is submitted for the build and we should have that back next week ready to start. However, this week, our builder notified us that special order LVL subflooring, TGI's and other special components have dramatically increased costs for this build. Our initial build estimate was a little less than $16,000. This week, it is now a little over $31k with the special order items and the special footers the structural engineer built into the plans which is why we are doing another small round to cover the additional expenses. This mezzanine will allow us to serve more guests and increase revenue with the added availability of selling ciders, liquor and wine. Although it's more than we budgeted, our guests and regulars are eagerly waiting for it's completion and we will not

let them down. Let's close this project out strong!

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Debellation Brewing Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Debellation Brewing Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Debellation Brewing Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Debellation Brewing Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Debellation Brewing Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Debellation Brewing Co.'s management or vote on and/or influence any managerial decisions regarding Debellation Brewing Co.. Furthermore, if the founders or other key personnel of Debellation Brewing Co. were to leave Debellation Brewing Co. or become unable to work, Debellation Brewing Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Debellation Brewing Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Debellation Brewing Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Debellation Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Debellation Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Debellation Brewing Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Debellation Brewing Co.'s financial performance or ability to continue to operate. In the event Debellation Brewing Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Debellation Brewing Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Debellation Brewing Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Debellation Brewing Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Debellation Brewing Co. will carry some insurance, Debellation Brewing Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Debellation Brewing Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Debellation Brewing Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Debellation Brewing Co.'s management will coincide: you both want Debellation Brewing Co. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Debellation Brewing Co. to act conservative to make sure they are best equipped to repay the Note obligations, while Debellation Brewing Co. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Debellation Brewing Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Debellation Brewing Co. or management), which is responsible for monitoring Debellation Brewing Co.'s compliance with the law. Debellation Brewing Co. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Debellation Brewing Co. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Debellation Brewing Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Debellation Brewing Co., and the revenue of Debellation Brewing Co. can go up or down (or

even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Debellation Brewing Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Debellation Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
David G. Richmond Hill, GA 4 months ago Debellation Brewing Co. Entrepreneur

Wow! We want to personally thank each and every one of you during this recent round! We not only made our goal, we maxed it! We have already obtained the extra fermenter this week and soon, the upper deck will begin construction. Our architects estimate mid-June to finish the approved plans which is required to get our building permit. We hope to have the deck build completed by the first week of July along with the added AC install. That progress will be shown on our FB, website, IG, and in an update here. Watch for it! And of course, we are grateful for ALL of our investors since our inception. You are helping us grow and succeed, and we thank you. If any of you are interested in more investment, we will look at another round later this year which would involve an addition to the rear of our building, more parking lot paving, and turning our back lot into a lush park suitable for weddings, beer festivals and more. Thanks so much!

Reply
Steven S. Green Cove Springs, FL 4 months ago

Brewing beer/bier is fun!

Reply
Steven S. Green Cove Springs, FL 4 months ago

We are growing!

Reply
Betty B. Summerville, GA 4 months ago

I invested because I support local entrepreneurs. Good luck in all your efforts.

John N. Richmond Hill, GA 4 months ago

I love this place and believe in their vision for the future

David G. Richmond Hill, GA 4 months ago Debellation Brewing Co. Entrepreneur

It was good talking to you guys today. Thank you for believing in us and our vision.

David G. Richmond Hill, GA 4 months ago Debellation Brewing Co. Entrepreneur

Are you having ann issue with your investment? Looks like one failed but there was another submitted.

scott R. St Louis Park, MN 5 months ago

What is budget for Plumbing, future brew area Plumbing, Toilet room plumbing? Can you add.

David G. Richmond Hill, GA 5 months ago Debellation Brewing Co. Entrepreneur

We are eyeing the property next door because they're not going to be renewing their lease so plumbing shouldn't be too much because there's already existing plumbing in the building. We would just have to add trench drains and some piping for water and natural gas if they don't already have that. I would imagine with the bigger expansion into that building, the plumbing electrical and build out would be estimated to be around $50,000 to $100,000

scott R. St Louis Park, MN 5 months ago

Those plumbers are $$ expressive, if to you can make it work!

scott R. St Louis Park, MN 5 months ago

invested.

David G. Richmond Hill, GA 5 months ago Debellation Brewing Co. Entrepreneur

Thanks Scott!

David G. Richmond Hill, GA 5 months ago Debellation Brewing Co. Entrepreneur

guess you didn't want to invest after all. Thanks for the consideration.

Aaron M. Ludowici, GA 5 months ago

I supported this to provide a veteran owned company funds to continue to improve, support the community and patrons with outstanding products.

David G. Richmond Hill, GA 5 months ago Debellation Brewing Co. Entrepreneur

Thanks for your continued support Aaron!

Martin S. Coral Springs, FL 6 months ago

I, too, am a military veteran (10 yrs, USN). And I, too, am of Norwegian descent. in fact, my homebrew "brewery" is Stokkedal Brewing, which is my Norwegian family name. Best of luck to y'all!!

David G. Richmond Hill, GA 6 months ago Debellation Brewing Co. Entrepreneur

awesome!

Timothy R. N White Plains, NY over 1 year ago

Has the 4th qtr report been resolved with Mainvest?

David G. Richmond Hill, GA over 1 year ago Debellation Brewing Co. Entrepreneur

yes, Aran Ansari from Mainvest got it fixed this week. Apparently there was a glitch when we uploaded the report in January. You should see a

payout this coming week.

Christene T. Murphy, NC over 1 year ago

Hi, is the revenue report for Q4 2021 accurate?

David G. Richmond Hill, GA over 1 year ago Debellation Brewing Co. Entrepreneur

The report was pulled directly from our POS system, so it should be pretty accurate. Was there something you had a question about?

David G. Richmond Hill, GA over 1 year ago Debellation Brewing Co. Entrepreneur

Looking at it now, the report says $0. That is certainly not accurate. Will get with Mainvest folks to find out why our report says that. Actually, our report for 4th Q is better than all previous reports. Perhaps Mainvest is doing something with the report but the actual 4th Q sales has been uploaded to them.

Christene T. Murphy, NC over 1 year ago

Thanks, Dave! I was surprised to see $0 revenue reported. Great to see the brewery doing great! I follow the brewery on FB. Hopefully, I'll be able to visit in the spring.

Timothy R. N White Plains, NY almost 2 years ago

Thanks for the update. You are working hard and it's paying off. Just was making a comment, not being critical. You guys got alot going on, which is a good thing! 🤞

Timothy R. N White Plains, NY almost 2 years ago

Good day, Maybe with all the increased traffic, sales, RV parking, and added help, someone can wrap up all the perks for us investors? Just a thought. Sounds good that business is booming and these nominations. Great job!

David G. Richmond Hill, GA almost 2 years ago Debellation Brewing Co. Entrepreneur

The main reason for the delay was because we have limited staff. Two of us were brewing and we had one bartender so it was hard to break away in order to gather up the perks send them off to being engraved or other things and then also ship so we appreciate the patience and we will be getting those out shortly

Jodi B. Savannah, GA over 2 years ago

I invested because I love craft beer and breweries.

Cody B. Richmond Hill, GA over 2 years ago

Everything looks good can't wait to see it in person.

Tim S. Bluffton, SC over 2 years ago

Finally someone did it! A viking theme brewery that's locally veteran owned and operated! Join me in helping support local and spreading the wave of people discovering the great Norse culture, cuisine, and beer!

Tara B. Richmond Hill, GA over 2 years ago

I will be out of town for the investor get-together this week. Can my husband go for me? Good luck on your opening!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

absolutely. When we send out the RSVP, just respond to that.

Tara B. Richmond Hill, GA over 2 years ago

Thanks! I saw the update and got the update email even, but I never got the invite email even to my spam box. My husband actually has to work late and can't make it. Can we hold the welcome packet until when we can get it? We will all be home this weekend. Thanks, and congrats again!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Mike and Jesse! You rock! Thanks so much! Email us at debellationbrewing@gmail.com for perk info.

Adam N. Richmond Hill, GA over 2 years ago

SKOL!!!!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

You are the man! Thanks so much for topping off the goal!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks John for investing! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Zach for adding to your investment!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Bryan for your additional investment!!!

Bryan L. Richmond Hill, GA over 2 years ago

I have faith and invested an additional $200. Good luck.

Bryan S. Savannah, GA over 2 years ago

I supported this to help local business

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks so much Bryan! Opening soon!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

We really appreciate it Bryan! Aim High sir!

Mark C. Davidsonville, MD over 2 years ago

Let me know when the grand Opening is, I am flying in for it.

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

We will be announcing that this week!

Bryan L. Richmond Hill, GA over 2 years ago

I supported this to support local business that is unique to the city.

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks for the investment Bryan!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Our first beer is mashed in! It is a Viking recipe called Sahti. Sahti is recognized as one of the oldest continually brewed beer styles in the world. It is an unfiltered, unpasteurized, top fermented beer with a cloudy disposition; brewed with additions of juniper berries and branches. In the 1930's, a sunken Viking ship was discovered off the coast of Norway. In the ship were wooden barrels of a 9th century design, thought to have contained Sahti. This find seems to corroborate earlier barrel remains and Sahti residue found on a Viking burial ship at Oseburg, Norway in 1904. Over the next several days, we will have all the beers into the fermenters! Perfect day to start! 🍀 If you are interested in adding to your existing investment, you

have 22 days left to do so! Thank you all for your support in getting us to brewing beer! Now we are almost to our grand opening! Just have 4 more to brew prior to opening! A couple of those will be split off and made into other styles which will allow us a wider variety for opening in a shorter time. Once these are kegged, the next 4 will be brewed to back the first set and by this summer, looking to have 16-20 on tap! SKóL!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Tycho! Thanks for investing with us! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Timothy R. N White Plains, NY over 2 years ago

Cheers!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks for investing with us Tim! Very appreciated! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Jason T. Quinton, VA over 2 years ago

I'll be keeping an eye FB page for when you open! Looking forward to trying all of your beers if I can make it down your way!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Valerie, your generous investment is really appreciated to close this round out! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Chad and Mike! Thanks for your investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Mike F. Richmond Hill, GA over 2 years ago

Just moved to Richmond Hill from Pennsylvania. Very excited to be a part of this cool new Richmond Hill brewery!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Awesome! My sister and her hubby also moved here from PA recently.

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

John and Felix! Thanks for your investment! You rock! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks so much Nicole!!! Your investment is very appreciated! Wow! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Will and Rock! Thanks for joining us! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Timothy R, thanks for the awesome investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Matt R. Richmond Hill, GA over 2 years ago

I invested because this is local!! Can't wait to have a local brewery in the hill!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Matt! We really love that aspect of local support! See you at the brewery soon!

Matt R. Richmond Hill, GA over 2 years ago

We can't wait! We'll be ready to support this endeavor. Locals gotta stick together! Wishing you guys speedy construction and inspections!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Updates on the brewery and Q&A today at 4PM for anyone with questions! Will Live stream, field your questions and and show you in real time what the brewery currently looks like. https://www.facebook.com/events/962788774254977

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Chris, is was great meeting you today! Your generous investment is very appreciated! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Sabrina, thanks for investing with us! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Tim, Ryan and Andy! Thanks for your investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Ryan A. Richmond Hill, GA over 2 years ago

Can't wait to pick up a growler on my way home from work! Keep going guys!! Angrep!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Yasssss! Growler fills will be huge for us!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Tommy you rock! Thanks for your investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Nick and Ashley for your investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Steven S. Green Cove Springs, FL over 2 years ago

Easy way to invest in GREAT people!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Once again, Steve and Jackie come through!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks so much Christine for that amazing investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks so much Steve! Your investment is very appreciated! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Matthew! Wow that's a great investment! Thanks so much!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Jeremy and Maria for investing with us! We really appreciate it!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Philip, thanks for the generous investment!

Maria S. Richmond Hill, GA over 2 years ago

Will you serve food 🍔 or only beer?

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Yes we will have some food but mostly it'll be from food trucks.

Maria S. Richmond Hill, GA over 2 years ago

Dave, now that I am an investor, any chance in-house food can be fish n chips?

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Unfortunately not. That would mean we need to change to a brewpub and hire a large staff. However, my former business down the street is serving that and will eventually get a food truck too bring to the brewery. Check out To Rua Irish Pub!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

correction: Fia Rua Irish Pub

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Mike for the investment!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks so much Rebecca! Your investment is very appreciated! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Yvonne! We really appreciate your investing with us!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Jeff and John. Thanks for your visit and investment with us! We are certainly looking forward to this opening soon and you're going to love it!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Zach for your investment! We really appreciate it!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Matt and Jennifer! Thanks so much for your investment!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Huge thanks to Judith Carr for her generous investment! Very appreciated!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Erik! You rock! Thanks for the investment!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Ashley for the investment!

Ashley P. Townsend, GA over 2 years ago

Looking forward to y'all opening! Glad to hear food will be available too.

LON I. Cheshire, CT over 2 years ago

hello. Do the owners still own the other restaurant. Is there revenue share on both locations. Are there any monthly sales now- just curious

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

No sir. We no longer own the Irish Pub. It's got new owners now. However, they will be installing a 2BBL nanobrew system that we will be brewing on for them on a weekly basis. This ensures brand recognition and having a beer from DBCO on their tap menu at all times!

Matthew S. Richmond Hill, GA over 2 years ago

Dave thats cool to hear! What types of beer are you going to be brewing? Any pale ales or farmhouse style ales?

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

we will mostly be crafting European styles but certainly pales, IPA's and others. We will also be asking our patrons for what they would like to see on the taps and also events that aspiring homebrewers can attend!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

All electrical will be completed within about 3 days and ready for inspection. The parking lot is being resurfaced and expanded as we speak and will also be ready by Thursday. We have some minor plumbing to be finished at the bar later this week and the AC systems for the cooler and glycol machine will be finished by the weekend. Lots of stuff happening as we are nearing completion of Richmond Hill's first and only brewery! More updates will be posted this week with pics! With that being said, we will be submitting one more small round of investment for those who would like to add to their existing investments or those who have been watching us. A HUGE THANKS to those who have the trust and backing of our brewery. We really appreciate all the love and support from all over the country! For those who have invested, your perks are almost ready! Watch for that email soon on the private event for that with tastings! For those farther out, we will be shipping your stuff to you! Please email us if you have not received the email on that. Email is debellationbrewing@gmail.com or see our website and social media.

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thomas! Thanks for your investment! Thanks for getting in before we closed the round! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

We appreciate the support Jacquob! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Jeremy! Thanks for getting in before we closed the round! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Stacey! Thanks for supporting us! Being supported by another small business is wonderful and appreciated! We will return the business! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Mike and Carl! Thanks for getting ion before we closed the round! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Timothy R. N White Plains, NY over 2 years ago

Hopefully this project will blossom into a larger venue for the locals. I'm sure if you support local causes and the community your return will be endless. When traveling through will definitely stop in and say hello!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

You're amazing! Thanks so much for the support! Look forward to meeting you! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks so much Mark! We really appreciate it!

Mark A. T. Richmond Hill, GA over 2 years ago

I supported this to help new businesses in Richmond Hill

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Mark! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

David! You are a man of your word! We appreciate your valuable Investment and look forward to you being our Head Brewer!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Michael, that's a wonderful investment! Thanks! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Jeffrey for your investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Jerry! Thanks for your generous investment! Wow! Please email us so we can get perk information from you. debellationbrewing@gmail.com

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Daphne and Adam for supporting us!

Adam V. Savannah, GA over 2 years ago

We are excited to support and to be future customers of entrepreneurs like yourself!

Ray C. Guyton, GA over 2 years ago

I invested because I support small business

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks so much Ray!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Just so everyone is on the same page, all investments on this latest round also get perks that correspond to your investment. See link below for perks and email us if you haven't already received one from us. We need some info from you. Mainvest will correct the perks issue soon on this page. Thanks. https://www.debellationbrewing.com/join

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Darius! Thanks for coming on board with us! SKOL!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Josh, Steve and Sam! Thanks so much for investing with us! Having local support is really special and appreciated.

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

Thanks Tara for the Investment! We really appreciate it!

David G. Richmond Hill, GA over 2 years ago Debellation Brewing Co. Entrepreneur

David! Thanks for your investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Stewart! Thanks for investing! Opening soon!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Chad! Thanks for your investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Mike K! Thanks for investing with us!

Michael R. Richmond Hill, GA almost 3 years ago

Looking forward to the Grand Opening!!!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks for the additional investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Christina for your investment!

Christina L. Sumter, SC almost 3 years ago

I'm so excited for you all! Can't wait to come by for a beer someday.

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Mark C, thanks for coming back to this round when your investment didn't close in time. We really appreciate it!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Mark! Thanks man for adding more! You rock!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Brewery update at 3pm today! https://fb.me/e/33lelQwl2

Steven S. Green Cove Springs, FL almost 3 years ago

Good luck!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks for your trust in us!

Steven S. Green Cove Springs, FL almost 3 years ago

Investing in family!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Livestream on our FB today from the brewery @3pm with updates

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks so much Keith for your investment! We really appreciate it and won't let you down!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

John! Thanks so much for investing with us!

John C. Savannah, GA almost 3 years ago

My wife and I are looking forward to a new brewery! Can't wait for a promising future!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks for your generous investment Patrick! Are you a local?

Patrick P. Ashburn, GA almost 3 years ago

Yes I am.

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Alan! Thanks for investing with us!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Mark! Thanks man! We hope you will enjoy DB as much as you did Fia Rua!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks for investing with us Mary! SKOL!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Kyle and Kerry for joining us with your Investment!

🍺 Kyle-n-Kerry🍺 K. Richmond Hill, GA almost 3 years ago

You're most welcome! Can't wait to have a beer there! Best of luck!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Hell yeah!

🍺 Kyle-n-Kerry🍺 K. Richmond Hill, GA almost 3 years ago

You're welcome Dave...can't wait to have a beer there! Best of luck to you!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Meagan! Wow! What an awesome Investment! Thanks Soo much!

Meagan M. Richmond Hill, GA almost 3 years ago

Jeremy and I are looking forward to having a good brewery in town and we are happy to be able to support!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

We won't disappoint!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Ryan for your investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Big Thanks to Jose for joining our family with his investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Genia for the investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

FYI, for anyone investing after we reached our minimum, the perks are still on! If you see something that says otherwise, let us know.

Jose A. Richmond Hill, GA almost 3 years ago

I'm interested in investing at the Gaelic Level but noticed that perks stop once the funding goal has been reached. Has the goal been reached and perks ended? I'm very excited about having a local brewery here in Richmond Hill!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

perks don't stop. Only the 1.8x ROI changes to 1.6x. You will still get perks!

Jose A. Richmond Hill, GA almost 3 years ago

Thanks for the reply. I invested but there was some hang up with my account. Customer service let me know that it'll take a few days to resolve but that the investment should go through.

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

seen it in pending status! Awesome!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Did you have an issue with the investment? Seen an error.

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Geoffrey! We appreciate the Investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Chet! Thanks so much! Official Beer won't be long now!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Pete for joining us! Hope all is good in CO!

Chris B. Richmond Hill, GA almost 3 years ago

I invested because I support veteran owned businesses. Here to support Dave, ROTM!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks for doubling down! It's gonna be amazing!

William M. Lawrenceville, GA almost 3 years ago

added $200 to get to $300. Hope all is well!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Will! We will be having an update Livestream this Sunday!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Chris for your investment and confidence!

Chris B. Richmond Hill, GA almost 3 years ago

Looking forward to having a beer or two or....

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Won't be long! Thanks so much!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks for your investment Greg!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Aaron and Sheila! Thanks so much for your confidence in our brewery!

Aaron M. Ludowici, GA almost 3 years ago

Sheila and I are proud to invest into a Veteran owned business!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Aaron and Sheila! Thanks so much for your confidence in our brewery!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Eric! You're amazing man! Thanks for the Investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Bonnie so much!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Alexis for your investment! We really appreciate that!

Alexis O. Palm Beach Gardens, FL almost 3 years ago

I invested because I want to invest in Georgia. 🍑🍑🍑

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Yesssss. Thanks so much!!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

William thanks for your investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Stephanie has invested in a big way! So awesome! You and Steve have been amazing!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Karle! Thanks so much for doubling down!

Karle M. Richmond Hill, GA almost 3 years ago

I had to invest a little more! I know this place will be a success (just based on past experiences with the owners). Plus the perks are great! Super excited, and can't wait to start enjoying the brew!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

so are we! Can't wait! Not much longer now! Looking at mid January!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Chandler! We really appreciate your investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Tonight is another brewery update livestreamed from our FB page! Watch it to see what's up with us so far! Updates on the brewery and Q&A for anyone with questions! Will Live stream and field your questions about the brewery, our plans going forward, investments and show you in real time what the brewery currently looks like. https://www.facebook.com/events/681618516117347/

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Adam and Christine for your investments! Having family involved means alot!

Christine N. Richmond Hill, GA almost 3 years ago

I invested because because Dave is my brother and knows how to brew beer and make money doing it.

Adam N. Richmond Hill, GA almost 3 years ago

I invested because i believe in the business strategy and previous experience of the owner

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Neil! Thanks sir for your investment! We really appreciate it!

Neil B. Asheville, NC almost 3 years ago

No problem, looking forward to seeing this all come together!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Brian P for doubling down bringing the wife on board! SKOL!

BRIAN P. Richmond Hill, GA almost 3 years ago

Happy wife Happy life

Steven S. Green Cove Springs, FL almost 3 years ago

I invested because I like making money

Steven S. Green Cove Springs, FL almost 3 years ago

I invested because, I enjoy making money!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Yes sir! About as much as we love making beer! Skol!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

anyone attending the ZOOM video tonight at 6PM, link below: https://us05web.zoom.us/j/86254076392?
pwd=TkRLME1aZlV0TzlpelI4OEk1aU44QT09 meeting ID: 862 5407 6392 passcode is skol! If you do not have the app installed, please do that prior to the meeting. We will discuss the brewery status, show the brewery as it is now and more.

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks John for the investment! Thanks for trusting us!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Lisa for the Investment! We won't disappoint you!

Brian H. Richmond Hill, GA almost 3 years ago

Good luck with the build!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks for the trust with the Investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

If you want to attend the ZOOM meeting instead of the FB meeting, see the link below and send us an email at debellationbrewing@gmail.com for the code to attend. It will be tomorrow at 6PM. https://us05web.zoom.us/meeting/89949443787

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Update and view of the brewery before we get started. Will Live stream and field your questions about the brewery, our plans going forward with status updates, remaining investment opportunities and we will show you in real time what the brewery currently looks like. Then we will update the progress as we move forward weekly. Starts tonight on our FB page and for those not on social media, we will have a ZOOM call later this week! For those on FB, see link below for the event tonight! Hope to see you in the livestream! https://www.facebook.com/events/649655262419855/

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Freddie for your investment! Please give our FB and IG pages a like and follow!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks for your investment Jordan!

Jordan W. Atlanta, GA almost 3 years ago

I invested because GA needs more good 🍺

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks so much! Hooray for greatly beer! SKOL!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Brian! Your investment is VERY appreciated!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Ephraim with a second investment to us! Awesome man!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Geoffrey! Thanks for investing!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Conor for investing with us!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Ephraim for the Investment!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks to Ron and Chris for investing with us!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks for investing with us Brian!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Architectural drawings completed! Now we will have our contractors pull some permits! Big thanks to Barnard Architects and Blackburn Electrical Engineering! Ready to get building this thing! https://www.debellationbrewing.com/thats-whats-up/2020/9/25/plans-update

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

It's always great having family investing! Thanks Cory!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Eddie for your investment and trust in Debellation Brewing!

Eddie H. Richmond Hill, GA almost 3 years ago

Debellation is going to be the next up and coming brewery in an area that is ripe and ready for it.

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Thanks so much for the trust in our beer! You've had many of our beers and. Can finally get them in a real brewery!

David G. Richmond Hill, GA almost 3 years ago Debellation Brewing Co. Entrepreneur

Another investor has joined us! Thanks John Centrella!

David G. Richmond Hill, GA about 3 years ago Debellation Brewing Co. Entrepreneur

Big thanks to Eric Chini for his investment of $1000! WOW! We really appreciate that!

David G. Richmond Hill, GA about 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Karle Milbaugh for the investment of $500! That's a Hammer Level perk! Check out all the perks on our website! #join

Michael R. Richmond Hill, GA about 3 years ago

I invested because David and Teresa will build a first class Brewery in Richmond Hill like they did with Fia Rua Irish Pub and Restaurant.

David G. Richmond Hill, GA about 3 years ago Debellation Brewing Co. Entrepreneur

Thanks for the confidence in our work ethic Mike! And thanks for your investment! You won't be sorry!

David G. Richmond Hill, GA about 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Marc for your contribution in our brewery!

David G. Richmond Hill, GA about 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Savage! Love you and April to death!

Charles H. Midway, GA about 3 years ago

I support local Veteran owned businesses 100%. Plus Dave is a pretty good guy.

David G. Richmond Hill, GA about 3 years ago Debellation Brewing Co. Entrepreneur

Thanks Savage!

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This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

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